Filed Pursuant to Rule 433

Registration Statement No. 333-242118

March 3, 2021

PRICING TERM SHEET

Dated March 3, 2021

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated March 3, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Company”)

Legal Entity Identifier:	FXM8FAOHMYDIPD38UZ17

Trade Date:	March 3, 2021.

Settlement Date:*	March 8, 2021 (T+3).

Expected Ratings of Notes:**	Moody’s: A3; S&P: A-.

Format:	SEC Registered.

Notes:	€950,000,000 0.100% Senior Unsecured Notes due 2025 (the “2025 Notes”).
€750,000,000 0.500% Senior Unsecured Notes due 2028 (the “2028 Notes” and, together with the 2025 Notes, the “Notes”).

Principal Amount:	€950,000,000 for the 2025 Notes.
€750,000,000 for the 2028 Notes.

Maturity Date:	March 8, 2025 for the 2025 Notes.
March 8, 2028 for the 2028 Notes.

Reference EUR Midswap:	2025 Notes: 4-year Mid-Swaps.
2028 Notes: 7-year Mid-Swaps.

Reference EUR Midswap Rate:	2025 Notes: -0.394%.
2028 Notes: -0.188%.

Spread to EUR Midswap:	2025 Notes: 50 basis points.
2028 Notes: 70 basis points.

Reoffer yield:	2025 Notes: 0.106%.
2028 Notes: 0.512%.

Price to Public (Issue Price):	99.976 % of principal amount for the 2025 Notes.
99.918 % of principal amount for the 2028 Notes.

Government Security:	2025 Notes: DBR 0.500% due February 15, 2025.
2028 Notes: DBR 0.500% due February 15, 2028.

Government Security Price and Yield:	2025 Notes: 104.690% / -0.668%.
2028 Notes: 107.140% / -0.507%.

Spread to Government Security:	2025 Notes: 77.4 basis points.
2028 Notes: 101.9 basis points.

Gross Proceeds:	2025 Notes: € 949,772,000.
2028 Notes: € 749,385,000.

Net Proceeds to Issuer (before expenses):	2025 Notes: € 946,922,000.
2028 Notes: € 746,910,000.

Coupon:	2025 Notes: 0.100% per annum.
2028 Notes: 0.500% per annum.

Interest Payment Date:	2025 Notes: Annually on March 8, commencing on March 8, 2022.
2028 Notes: Annually on March 8, commencing on March 8, 2022.

Clearing:	Global Notes will be deposited with a common depository for Euroclear or Clearstream.

Listing:	The Company intends to apply to list the Notes on the Nasdaq Bond Exchange.

Make Whole Call:	2025 Notes: Prior to February 8, 2025, the date that is one month prior to the maturity date of the 2025 Notes (the “2025 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2025 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed that would be due if such 2025 Notes matured on the 2025 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 15 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2028 Notes: Prior to December 8, 2027, the date that is three months prior to the maturity date of the 2028 Notes (the “2028 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2028 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed that would be due if such 2028 Notes matured on the 2028 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 20 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

Par Call:	2025 Notes: On or after the 2025 Notes Par Call Date, callable at 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2028 Notes: On or after the 2028 Notes Par Call Date, callable at 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted.

Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof.

Stabilization:	FCA/ICMA.

Common Code:	2025 Notes: 230832196.
2028 Notes: 230832200.

CUSIP Number:	2025 Notes: 09857L AS7.
2028 Notes: 09857L AT5.

ISIN Number:	2025 Notes: XS2308321962.
2028 Notes: XS2308322002.

Joint Book-Running Managers:	BNP Paribas
Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
J.P. Morgan Securities plc
Merrill Lynch International
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Goldman Sachs & Co. LLC
HSBC Bank Plc
ICBC Standard Bank Plc
Mizuho International plc
Standard Chartered Bank

* We expect that the Notes will be delivered against payment therefor on or about March 8, 2021, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery should consult their own advisors.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

Changes to Preliminary Prospectus Supplement

1.	In the section of the Preliminary Prospectus Supplement under the heading “Summary—The Offering,” the text opposite the words “Use of Proceeds” is replaced in its entirety with the following:

We intend to use the net proceeds of this offering, together with cash on hand as necessary, to redeem all of our outstanding 4.100% Senior Notes due 2025 (the “Existing 2025 Notes”) and all of our outstanding 4.500% Senior Notes due 2027 (the “Existing 2027 Notes”) at the applicable make-whole redemption price, and to pay fees and expenses associated with such redemptions. This prospectus supplement does not constitute a notice of redemption for either the Existing 2025 Notes or the Existing 2027 Notes. See “Use of Proceeds.”

2.	The section of the Preliminary Prospectus Supplement under the heading “Use of Proceeds” is replaced in its entirety with the following:

Use of Proceeds

We expect to receive net proceeds of approximately €1,690.8 million from the sale of the notes to the underwriters, after deducting the underwriting discounts and other offering expenses payable by us. We intend to use the net proceeds of this offering, together with cash on hand as necessary, to redeem all of our outstanding Existing 2025 Notes and all of our outstanding Existing 2027 Notes at the applicable make-whole redemption price, and to pay related fees and expenses. This prospectus supplement does not constitute a notice of redemption for either the Existing 2025 Notes or the Existing 2027 Notes.

Approximately $1,000.0 million aggregate principal amount of the Existing 2025 Notes and approximately $750.0 million aggregate principal amount of the Existing 2027 Notes are outstanding as of the date of this prospectus supplement. The Existing 2025 Notes, which we issued on April 13, 2020, bear interest at a rate of 4.100% per annum and mature on April 13, 2025. The Existing 2027 Notes, which we issued on April 13, 2020, bear interest at a rate of 4.500% per annum and mature on April 13, 2027. The net proceeds of the Existing 2025 Notes and the Existing 2027 Notes were used for general corporate purposes, including the repayment of debt.

Certain of the underwriters and their affiliates may hold some of the Existing 2025 Notes and/or the Existing 2027 Notes we intend to redeem. As a result, certain of the underwriters and/or their affiliates may receive a portion of the net proceeds of this offering. See “Underwriting.”

3.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement, including, without limitation, in the sections of the Preliminary Prospectus Supplement under the headings “Capitalization” and “Underwriting,” to reflect the changes described above.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling BNP Paribas at (800) 854-5674, Citigroup Global Markets Limited at (800) 831-9146 or Deutsche Bank AG, London Branch at (800) 503-4611.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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